UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

From: 25 March 2013

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F-  ☐            Form 40-F-  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Enclosed: News Release – TRQ 2012 Year-End Financials

March 25, 2013

Press release

Turquoise Hill Resources announces financial results and review of operations for 2012

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended December 31, 2012. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Following the signing of the binding power purchase agreement in November 2012, electrical transmission lines to Oyu Tolgoi were energized and operational.

•	Phase-one construction at Oyu Tolgoi reached 99% completion at the end of 2012.

•	Underground lateral development continued during Q4’12 with approximately 1,500 metres achieved by the end of 2012.

•	Construction of the concentrator was completed in Q4’12 and a commissioning ceremony was held on December 27, 2012. First ore was fed into the semi-autogenous grinding mill on January 2, 2013.

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First concentrate was produced at Oyu Tolgoi on January 31, 2013, and commencement of commercial production is expected by the end of June 2013 subject to the resolution of the issues being discussed with the Mongolian Government.

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Turquoise Hill and Rio Tinto continue to have productive discussions with the Mongolian Government on a range of issues related to the implementation of the Investment Agreement and all parties have agreed to continue discussions with a goal of resolving matters in the near term.

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Project financing for Oyu Tolgoi continues to progress with the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approving their respective participation in late February. Bids have been received from a number of banks that would allow the Company to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers.

•	Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

Turquoise Hill Resources Ltd. World Trade Centre Suite 615 – 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquoisehill.com

•	On March 25, 2013, Turquoise Hill filed an updated Oyu Tolgoi Technical Report.

•	As of the end of December 2012, the Oyu Tolgoi mine had a workforce of approximately 13,000, which included over 11,000 Mongolians.

•	Operations at SouthGobi’s Ovoot Tolgoi mine resumed on March 22, 2013 after being curtailed during the second half of 2012.

•

Following the commencement of production in February 2012, Ivanhoe Australia’s Osborne operations produced more than 50,000 tonnes of copper-gold concentrate and completed four concentrate shipments by the end of 2012.

•	Turquoise Hill’s consolidated cash position was $1.2 billion at December 31, 2012 and approximately $710 million at March 25, 2013.

FINANCIAL RESULTS

In 2012, Turquoise Hill recorded a net loss of $434.6 million ($0.51 per share), compared to a net loss of $570.4 million ($0.76 per share) in 2011, which was a decrease of $135.8 million. Results for 2012 included $133.8 million in revenue; $19.5 million in interest income; $7.2 million in foreign exchange gains; $194.7 million change in the fair value of the derivative on the 2012 rights offering; a $39.5 million change in the fair value of SouthGobi’s embedded derivatives and $146.9 million of net loss attributable to non-controlling interests. These amounts were offset by $208.1 million in cost of sales; $169.0 million in exploration and evaluation expenses; $159.9 million in other operating expenses; $154.5 million in general and administrative expenses; $16.2 million write-down of current assets; $11.9 million in interest expense; $164.4 million in financing costs; and a $32.9 million share of loss of significantly influenced investees.

Turquoise Hill’s cash position, on a consolidated basis at December 31, 2012, was approximately $1.2 billion. As at March 25, 2013, Turquoise Hill’s consolidated cash position was approximately $710 million.

OYU TOLGOI COPPER-GOLD MINE

The Company owns 66.0% of Oyu Tolgoi at March 25, 2013 (December 31, 2012: 66.0%).

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

During 2012, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $2.6 billion, which included development costs (2011: $2.8 billion).

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. In conjunction with the surface activities, a 95,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit, which is expected to commence operations in 2016.

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Phase-one construction of the Oyu Tolgoi mine 99% complete at the end of 2012

Construction of the Oyu Tolgoi mine’s first phase of development reached 99% completion at the end of 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi mine to the end of 2012 was approximately $6.0 billion. The final cost for the phase-one capital project is expected to be approximately $6.2 billion, within 3% of the budget, excluding foreign-exchange exposures.

Major updates for 2012 and Q1’13 include the following:

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The mining and stockpiling of the first open-pit ore began in May 2012 and approximately 9.0 million tonnes of ore was stockpiled at the end of 2012. The primary crusher, overland conveyor and coarse-ore stockpile circuits were commissioned in Q3’12 and 435,000 tonnes of ore had been sent through to the coarse ore storage facility at the end of 2012.

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Following the signing of the binding power purchase agreement with the Inner Mongolian Power Corporation in early November 2012, electrical transmission lines for power to the Oyu Tolgoi mine were energized and operational.

•	Construction of the concentrator was completed in Q4’12 and a commissioning ceremony was held on December 27, 2012. First ore was fed into the semi-autogenous grinding mill on January 2, 2013.

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First concentrate was produced on January 31, 2013. Commencement of commercial production is expected by the end of Q2’13 subject to the resolution of the issues being discussed with the Government of Mongolia.

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Underground lateral development at the Hugo North Deposit was suspended in February 2012 as planned to enable the upgrading of hoisting equipment at Shaft #1. Following completion of the upgrade in Q3’12, underground lateral development was restarted and approximately 1,500 metres of lateral development were achieved from mid-September 2012 to the end of December 2012.

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Construction of Shaft #2 at the Hugo North Deposit is progressing well with the headframe reaching its final height of 96 metres in Q2’12. The headframe and ancillary buildings were 99% complete at the end of Q4’12. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 980 metres below surface, 74% of its final 1,319 metre depth.

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Pre-sinking works for Shaft #5 began in September 2012 and have now been completed. Sinking activity is planned to commence in April 2013. Shaft #5 will provide primary ventilation for underground operations and is expected to have a final depth of 1,195 metres.

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Construction of off-site facilities and infrastructure were behind schedule at the end of Q4’12 due to slower progress in the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border, the diversion of the Undai River and development of the Khanbumbat permanent airport. Road development was impacted by local permitting issues related to modifications associated with Oyu Tolgoi’s environmental commitments. Road work has been suspended for the winter although there should be no impact upon the transporting of concentrate to the border. Work on the river diversion commenced in December 2012; however, progress was also impacted by local permitting issues. The permanent airport work was completed in January 2013 and began operating in February 2013.

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Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in principle commitments have been made at international terms for up to 25% of the concentrate available for export. These commitments range from three to ten years and are subject to the conclusion of detailed sales contracts.

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Oyu Tolgoi concludes power purchase agreement

Turquoise Hill announced on November 5, 2012, that Oyu Tolgoi had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine. The term of this agreement covers the commissioning of the business plus the initial four years of commercial operations.

The Oyu Tolgoi Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi commences commercial production. The agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply the Oyu Tolgoi mine and b) all of the mine’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. Turquoise Hill continues to evaluate several options to meet its commitment to sourcing power from within Mongolia, including the development of a dedicated power plant and ownership and funding options to meet this requirement.

Updated technical report released

The 2013 Oyu Tolgoi Technical Report (2013 OTTR), an updated independent technical report on the Oyu Tolgoi Project, prepared by AMC Consultants Pty. Ltd., was released on March 25, 2013. The report updated the Oyu Tolgoi Project’s mineral resources and mineral reserves and is available under Turquoise Hill’s profile on SEDAR at www.sedar.com. A summary of the 2013 OTTR is also available in the Company’s 2012 Annual Information Form filed on SEDAR.

The 2013 OTTR is based on a review of the latest technical, production and cost information prepared by Oyu Tolgoi. The cost estimates will be refined in the feasibility study which Oyu Tolgoi expects to complete in the first half of 2014.

Highlights of the 2013 OTTR include the following:

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The OTTR revised phase-two capital estimate of $5.1 billion is based on the concentrator operating at its initial capacity of 100,000 tonnes per day and includes an expansion to the back end of the concentrator to process the high grade underground ore. Ore is initially fed from the Southern Oyu open pit mine, which is subsequently displaced with the more valuable Hugo North Lift 1 underground ore.

•	The peak production rate from the underground has increased from 85,000 tonnes per day to 95,000 tonnes per day.

•	The 2013 OTTR excludes the power plant and concentrator expansion to 160,000 tonnes per day outlined in the 2012 Integrated Development and Operations Plan Technical Report (IDOP).

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A decision to expand the concentrator to also process full production from the open pit mine does not need to be made until 2015. Prior to this decision point, the Company will continue to evaluate and optimize options for resource development.

•	The 100,000 tonne reserve case does not include construction of a power station; capital and operating costs have been adjusted to reflect purchases from a third party Mongolia based power provider.

•	The case supporting the mineral reserve has extended from 27 year to 43 years as concentrator production has been assumed to remain at 100,000 tonnes per day.

•

The average cash cost after gold and silver credits for the first ten years of production is $0.89 per pound of copper. The increase relative to the 2012 IDOP ten year average cash cost was primarily a result of incorporating higher third party power costs compared to a dedicated power station. This increase in power costs resulted in a large increase in processing costs and a smaller increase in mining costs. Higher general and administration costs also contribute to the increase in average cash cost.

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Overall, the Company estimates that there has been a 30% increase in the direct capital cost to construct the underground mine. The remainder of the increase in the phase-two capital estimate, after adjusting for scope changes, is primarily driven by an increase in contingencies, contractor costs and owner execution costs.

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The independently prepared 2013 OTTR states that the ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan. Oyu Tolgoi plans to complete a focused and structured review of the feasibility study work to support future capital approvals.

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The 2013 OTTR reserves and resources show an increase from previous years. The 2013 OTTR states that the deposits contain a currently identified resource of 45.8 billion pounds of contained copper and 24.9 million ounces of contained gold in the measured and indicated mineral resource categories and 54.6 billion pounds of contained copper and 36.8 million ounces of contained gold in the inferred category. The reasonable prospects analysis identified a reduction in cut-off grade, which was the predominant factor for the change in resources relative to reporting in previous years. The mineral reserves state 26.5 billion pounds recovered copper and 12.9 million ounces recovered gold, increases of 4.4% in recovered copper and 4.3% in recovered gold over the 2012 IDOP mineral reserve. The increase in reserves is a result of re-optimization of the mine designs. Mineral resources are inclusive of mineral reserves.

Feasibility study for expansion of operations

The feasibility study for the expansion of operations at the Oyu Tolgoi mine is on-going. It is now expected to be completed in the first half of 2014 as Oyu Tolgoi continues to pursue value engineering and optimization. Actual operating data, as it becomes available, is expected to be incorporated into the feasibility study.

Rio Tinto and Turquoise Hill working to complete international project finance package

During 2012 and early 2013, both Turquoise Hill and Rio Tinto have been actively engaged with lenders to refine the overall project financing plan and term sheet with the aim of raising $3 billion to $4 billion.

In August 2012, the Environmental and Social Impact Assessment undertaken as part of the project finance process was publically disclosed.

The overall terms and conditions for project financing have been generally agreed with lenders. In addition to the core lending group, the companies invited a wider selection of international banks to participate in the project finance consortium. In Q1’13, interested banks conducted a site visit to the Oyu Tolgoi mine. In late February 2013, the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approved their respective participation in project financing. Bids have been received from a number of banks that would allow the Company to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors which includes representatives from the Government of Mongolia.

Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

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Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi mine’s staffing strategy continues to focus on the utilization of Mongolian men and women whose skills are being developed, and who are receiving training throughout the construction phase. As of the end of December 2012, the Oyu Tolgoi mine had a workforce of approximately 13,000, which included over 11,000 Mongolians.

Oyu Tolgoi has committed more than $126 million in funding over five years for education and training programs in Mongolia. The majority of the projects and initiatives under this funding are targeting the building of a Mongolian talent pipeline for the future. Under this investment, Oyu Tolgoi is building three new vocational education centres and upgrading four existing vocational education centres in seven towns and cities of Mongolia. Oyu Tolgoi is training 3,300 workers in 21 aimags and providing scholarships for hundreds of students to study in national and international universities.

Discussions with the Government of Mongolia

A number of substantive issues have recently been raised by the Government of Mongolia relating to implementation of the Investment Agreement, the companion Shareholders’ Agreement and project finance.

Turquoise Hill and Rio Tinto continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. While progress on these issues has been made, all parties have agreed to continue discussions with a goal of resolving the issues in the near term.

The Oyu Tolgoi Board has approved continued funding to progress the project as discussions with the Government of Mongolia proceed. Oyu Tolgoi is expected to reach commercial production by the end of June 2013 subject to the resolution of the issues being discussed with the Government of Mongolia.

In October 2012, the Company, Rio Tinto and Oyu Tolgoi rejected a request from the Government of Mongolia to renegotiate the Investment Agreement. The rejection followed the receipt of a letter from the Minister of Mining requesting the parties to renegotiate the landmark agreement that was signed in October 2009 and became fully effective in March 2010.

In its proposed 2013 budget, the Government of Mongolia has included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.

In October 2011, the Mongolian Government reaffirmed that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

Development drilling continued in 2012

In January and February 2012, 1,560 metres of underground drilling was completed before the planned shutdown of Shaft #1. Underground drilling recommenced in Q4’12. Characterization holes were also drilled in 2012 for Shaft #4, Shaft #5 and

Vent Raise #3.

At Hugo North Lift 1, 18,829 metres of infill drilling were completed. The drilling is designed to bring the first seven years of production into the measured resource confidence category. The infill drilling program was 60% complete at year end and drilling is expected to continue in 2013.

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Exploration drilling continued in 2012

During 2012, exploration drilling continued at the Oyu Tolgoi mine and 28,431 metres of surface exploration diamond drilling and 1,752 metres of condemnation drilling were completed. The surface exploration drilling included 13,228 metres of drilling on the Oyu Tolgoi mine’s mining licence, 9,058 metres of drilling on Entrée Gold’s Javkhlant mining licence, 5,776 metres on Entrée Gold’s Shivee mining licence and 367 metres of drilling on Oyu Tolgoi’s Manakht mining licence. The condemnation drilling was on the Manakht licence.

At the start of Q1’12, there were five exploration drill rigs in operation which had been reduced to one drill rig by the end of Q4’12. In April 2012, management of the exploration program transferred from the Company to Oyu Tolgoi. Following this change, the strategy of the Oyu Tolgoi exploration program was restated: (i) to further the development of a pipeline of projects within the contract area; (ii) to seek a transformational discovery (long-life, low-cost, high-grade copper resources), especially in those areas where it may impact on the current development of the Oyu Tolgoi mine ore bodies; and (iii) to further delineate the resource potential at Heruga North.

To implement the strategy there will be a shift in emphasis in 2013 from drilling to data compilation, 3D modelling and interpretation to generate the next series of prioritized exploration targets. The Heruga geology model will be updated and a new resource estimate completed to incorporate the Heruga North resource potential. Drilling expenditure is expected to be reduced compared to recent years.

SOUTHGOBI RESOURCES

The Company owns 57.6% of SouthGobi at March 25, 2013 (December 31, 2012: 57.6%).

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

During Q2’12, SouthGobi commenced curtailing mining activities at the Ovoot Tolgoi mine to manage coal inventories and to maintain efficient working capital levels. By June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012; however, operations at the Ovoot Tolgoi mine resumed on March 22, 2013. SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources.

As a result of these events, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

In 2012, SouthGobi recorded revenue of $53.1 million compared to $179.0 million in 2011. In 2012, SouthGobi’s operations were impacted by infrastructure constraints in Mongolia, the significant uncertainty resulting from regulatory issues facing SouthGobi and the softening of inland China coking coal markets. These issues led to decreased sales volumes and decreased selling prices for individual coal products.

In 2012, SouthGobi produced 1.33 million tonnes of raw coal with a strip ratio of 2.52 compared to production of 4.57 million tonnes of raw coal with a strip ratio of 3.63 in 2011. The decrease in production primarily related to the curtailment of SouthGobi’s mining operations in the last three quarters of 2012; whereas, the decrease in the strip ratio primarily related to the below-trend strip ratio in Q1’12 which will be normalized over the life-of-mine.

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In 2012, SouthGobi sold 1.33 million tonnes of coal at an average realized selling price of $47.76 per tonne compared to sales of 4.02 million tonnes of coal at an average realized selling price of $54.03 per tonne in 2011. SouthGobi’s average realized selling price was negatively impacted by the softening of the inland China coking coal markets closest to SouthGobi’s operations throughout 2012. SouthGobi’s higher-ash coals were impacted more substantially than its other products.

Cost of sales was $135.3 million in 2012, compared to $184.8 million in 2011. In 2012, cost of sales included $53.0 million of idled mine costs due to the curtailment of mining activities at Ovoot Tolgoi, compared to $nil in 2011. Cost of sales is comprised of the direct cash costs of product sold, mine administration cash costs of product sold, idled mine costs, inventory impairments, equipment depreciation, depletion of mineral properties and share-based compensation expense. The decrease in cost of sales from 2011, after factoring in idled mine costs, was primary due to lower sales volumes and lower unit costs, partially offset by coal stockpile impairments.

Coal processing and transportation infrastructure

In February 2012, SouthGobi successfully commissioned the dry-coal handling facility (DCHF) at the Ovoot Tolgoi mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The DCHF includes a 300-tonne-capacity dump hopper, which receives ROM coal to feed a coal rotary breaker, screens the coal to a maximum of 50 millimetres, and rejects oversize ash. The DCHF is anticipated to reduce screening costs and improve yield recoveries.

SouthGobi has received all permits to operate the DCHF. However, the 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility. The 2013 mine plan assumes a conservative resumption of operations, designed to achieve a cost effective approach that will allow operations to continue on a sustainable basis.

In 2011, SouthGobi entered into an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coal from the Ovoot Tolgoi mine. The agreement has a duration of five years from commencement and provides for an annual washing capacity of approximately 3.5 million tonnes of input coal. Ejin Jinda’s washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. Medium and higher-ash coals with only basic processing through Ovoot Tolgoi’s onsite DCHF will be transported from the Ovoot Tolgoi mine to the washing facility under a separate transport agreement. Based on preliminary samples, SouthGobi expects that the washed coal generally will meet semi-soft coking coal specifications. Construction of Ejin Jinda’s wet washing facility is now complete and it has been connected to utility supply. The Company plans to commence wet washing coals in the second half of 2013.

In May 2012, eight new border gates, exclusively for coal transportation, opened at the Shivee Khuren Border Crossing at the Mongolia-China border. The expanded border crossing infrastructure eliminated the previous bottleneck at the border crossing and is expected to increase capacity to approximately 20 million tonnes or more of coal per year.

Turquoise Hill and Chalco terminate SouthGobi lock-up agreement and proportional takeover bid due to approvals timeframe

On September 3, 2012, the Company announced the termination of the lock-up agreement entered into with Aluminum Corporation of China Limited (Chalco) on April 1, 2012, pursuant to which the Company agreed to tender its shares in SouthGobi into a proportional takeover offer to be made by Chalco for up to 60%, but not less than 56%, of the shares in SouthGobi. After careful consideration, both the Company and Chalco concluded that the proposed transaction had minimal prospect of obtaining the necessary regulatory approvals within an acceptable timeframe. As a result, the Company and Chalco agreed to terminate the lock-up agreement, including Chalco’s obligation to make a proportional offer.

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Following termination of the lock-up agreement, the Company is working with SouthGobi to improve performance of the business and more fully recognize SouthGobi’s operating potential.

Status of mining and exploration licences

On April 16, 2012, SouthGobi announced that the Mineral Resources Authority of Mongolia (MRAM) held a news conference announcing a request to suspend exploration and mining activity on certain licences owned by SouthGobi Sands LLC (SouthGobi Sands), a wholly-owned subsidiary of SouthGobi. The request for suspension included the mining licence pertaining to the Ovoot Tolgoi mine. On September 6, 2012, SouthGobi received official notification from MRAM confirming that as of September 4, 2012 all exploration and mining licences held by SouthGobi were in good standing. The Notice of Investment Dispute filed by SouthGobi pertaining to its valid pre-mining agreement (PMA) applications remains ongoing.

Governmental, regulatory and internal investigations

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (the IAAC) and other governmental and regulatory authorities in the Republic of Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws. Certain of those allegations (including allegations of bribery, money laundering and tax evasion) have been the subject of public statements and Mongolian media reports, both prior to and in connection with the recent trial and conviction of the former Chairman and the former director of the Geology, Mining and Cadastral Department of the MRAM, and others. SouthGobi was not a party to that case. SouthGobi understands that the court’s decision is the subject of an appeal.

A number of the media reports referred to above suggest that, in its decision, the court in the above-mentioned case referred to two matters specifically involving SouthGobi Sands.

In respect of the first matter, being an alleged failure to meet minimum expenditure requirements under the Mongolian Minerals Law in relation to four exploration licences, SouthGobi is investigating these allegations, but advises that three of the four licences were considered to be non-material and allowed to lapse between November 2009 and December 2011. Activities historically carried out on the fourth (and the only currently-held) licence include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on this licence and it does not contain any of SouthGobi’s NI 43-101 Reserves or Resources. This licence does not relate to SouthGobi’s Ovoot Tolgoi mine and SouthGobi does not consider this licence to be material to its business.

The second matter referred to by the court was an alleged impropriety in the transfer of Licence 5261X by SouthGobi Sands to a third party in March 2010 in violation of Mongolian anti-corruption laws. The Company understands, based on media reports, that the court has invalidated the transfer of this licence, and so the licence’s current status is unclear.

In addition, the IAAC has advised SouthGobi that it is investigating other alleged improprieties by SouthGobi Sands as described above. Neither SouthGobi nor any of its employees have been charged in connection with the IAAC’s investigation, but certain current and former employees have been advised that they are suspects. The IAAC has imposed orders placing a travel ban on those employees, and administrative restrictions on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of those allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create operational difficulties for SouthGobi in the medium to long term. SouthGobi is taking and intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course.

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Through SouthGobi’s Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised. The SouthGobi Audit Committee has the assistance of independent legal counsel in connection with its investigation. The Chair of the SouthGobi Audit Committee is also participating in a self-created tripartite committee, comprised of the Chair of the SouthGobi Audit Committee, a representative of Rio Tinto and the Chair of the Company’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. All of these investigations are ongoing but are not yet complete. Information that has been provided to the IAAC by SouthGobi has also been provided by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Company, or any of the current or former employees of the foregoing. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on the Company. See “Risk Factors—SouthGobi is subject to continuing governmental, regulatory and internal investigations, the outcome of which is unclear at this time but could have a material adverse effect on the Company” on page 44 of the Company’s MD&A.

Pending the completion of the investigations, SouthGobi, through its Board of Directors and new management, has taken a number of steps to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Notice of Investment Dispute

On July 11, 2012, SouthGobi announced that SGQ Coal Investment Pte. Ltd., a wholly-owned subsidiary of SouthGobi that owns 100% of SouthGobi Sands, filed a Notice of Investment Dispute on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia. SouthGobi filed the Notice of Investment Dispute following a determination by management that they had exhausted all other possible means to resolve an ongoing investment dispute between SouthGobi Sands and the Mongolian authorities.

The Notice of Investment Dispute consists of, but is not limited to, the failure by MRAM to execute the PMA’s, associated with certain exploration licences held by SouthGobi, pursuant to which valid PMA applications had been lodged in 2011. The areas covered by the valid PMA applications include the Zag Suuj Deposit and certain areas associated with the Soumber Deposit outside the existing mining licence.

The Notice of Investment Dispute triggers the dispute resolution process under the Bilateral Investment Treaty whereby the Government of Mongolia has a six-month cure period from the date of receipt of the notice to satisfactorily resolve the dispute through negotiations. If the negotiations are not successful, SouthGobi will be entitled to commence conciliation/arbitration proceedings under the auspices of the International Centre for Settlement of Investment Disputes (ICSID) pursuant to the Bilateral Investment Treaty. However, in the event that the Government of Mongolia fails to negotiate, ICSID arbitration proceedings may be accelerated before the six months have expired. SouthGobi continues to have the right to commence conciliation/arbitration proceedings under the auspices of the ICSID pursuant to the Bilateral Investment Treaty. On January 18, 2013, MRAM issued SouthGobi a PMA pertaining to the Soumber Deposit; however, four valid PMA applications remain outstanding.

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Activities historically carried out on the exploration licences with valid PMA applications include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on these licences and the loss of any or all of these licences would not materially and adversely affect the existing operations.

Board of Directors and Management changes

On September 4, 2012, SouthGobi announced changes to its Board of Directors, accepting the resignations of Edward Flood, Robert Hanson and Chairman Peter Meredith, and subsequently appointed Lindsay Dove, Sean Hinton, Kay Priestly, Brett Salt and Kelly Sanders. Kay Priestly also was appointed Chairman of the Board. On September 17, 2012, Alexander Molyneux tendered his resignation as a director of SouthGobi. Further, on November 8, 2012, Ross Tromans was appointed an Executive Director.

SouthGobi also announced senior management changes during Q3’12 and Q4’12, with the departures of Alexander Molyneux, former President and Chief Executive Officer (CEO), Curtis Church, former Chief Operating Officer and Matthew O’Kane, former Chief Financial Officer (CFO). Ross Tromans was appointed as President and CEO and also assumed the duties formerly handled by the Chief Operating Officer. SouthGobi is in the process of identifying a candidate for the CFO role. In the interim, Ross Tromans has acted as the SouthGobi’s Principal Financial Officer.

Sale of Tsagaan Tolgoi cancelled

On March 5, 2012, SouthGobi announced an agreement to sell its Mongolian thermal coal property, the Tsagaan Tolgoi Deposit to Modun Resources Limited (Modun), a company listed on the Australian Stock Exchange. Under the transaction, SouthGobi expected to receive $30.0 million of total consideration, comprising $7.5 million up-front in cash, $12.5 million up-front in Modun shares and deferred consideration of an additional $10.0 million also payable in Modun shares. Subsequently, on August 29, 2012, SouthGobi announced that the proposed sale of the Tsagaan Tolgoi Deposit to Modun had been cancelled by mutual agreement of both parties.

IVANHOE AUSTRALIA

Turquoise Hill owns 56.5% of Ivanhoe Australia at March 25, 2013 (December 31, 2012: 57.3%).

Ivanhoe Australia successfully commenced copper and gold production in late February 2012 at the Osborne processing complex in north-western Queensland. Two other projects, the Merlin molybdenum-rhenium project and the Mount Elliott copper-gold project are in various stages of study. These projects are on granted mining leases.

In late May 2012, Ivanhoe Australia announced it was undertaking a strategic and business review focused on identifying and implementing the actions required to position the business for future growth and improve shareholder value. In August 2012, Ivanhoe Australia released the results of the strategic and business review. The review confirmed Ivanhoe Australia’s goal to build a profitable mid-tier mining company.

The review identified approximately A$70 million of capital expenditure savings over the next two years and approximately A$45 million of annual operating and overhead costs savings.

Ivanhoe Australia incurred exploration and evaluation expenses of $102.9 million in 2012, compared to $148.0 million in 2011. The 2012 reduction in expenditure from 2011 was a result of the strategic review.

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Osborne copper-gold operation

The Osborne copper-gold operation has performed well during the year producing in excess of 50,000 tonnes of concentrate, completing four shipments and with a closing concentrate inventory at year end sufficient for an additional shipment. The processing plant has performed in line with plan during 2012. Ore milled for the year totalled approximately 780,000 tonnes which was within the guidance range of 700,000 to 900,000 tonnes. Recovery rates during 2012 averaged 93.9% for copper and 78.1% for gold. The plant produced 51,820 dry metric tonnes of concentrate for the year containing 12,220 tonnes of copper. Gold production in both concentrate and doré totalled 17,269 ounces for the year.

Ivanhoe Australia recognized product sales revenue of $80.7 million in 2012 (2011: $nil) following the successful commencement of the Osborne copper-gold operation.

During 2012, Ivanhoe Australia mined 773,928 tonnes of ore from both the Kulthor and Osborne underground mines. Also in 2012, Ivanhoe Australia continued development of the Starra 276 underground mine, which it completed in February 2013. In March 2013, Ivanhoe Australia successfully commenced stope blasting and production at Starra 276. Mining at Starra 276 will continue to ramp up until full production rate of approximately 650,000 tonnes per year is reached – expected in Q2’13. The haul road linking the Starra 276 mine to the Osborne processing facility was completed in early 2013 to enable transport of Starra 276 ore to the processing plant. In 2013, Ivanhoe Australia expects to mine between 1,400,000 and 1,600,000 tonnes from the Osborne operation’s three mines.

Consolidation of the underground mining and maintenance activities of Kulthor, Osborne and Starra 276 progressed during Q4’12, with award and finalization of the contract during the period.

In September 2012, Ivanhoe Australia announced an upgrade to the mineral resource at the Kulthor mine with an increase of over 60% in contained metal.

Merlin Molybdenum-Rhenium Project

The phase-one decline development at the Merlin Project was completed on time and on budget in January 2012. In April 2012, the Merlin feasibility study was completed. The study identified a potential mine life of 15 years with ore throughput estimated at 500,000 tonnes per year with annual production of molybdenum of 5,100 tonnes and rhenium of 7,300 kilograms for the first seven years following ramp-up.

An independent technical review of the Merlin project was conducted as part of the strategic and business review that was completed in August 2012. The review reaffirmed the outcomes of the feasibility study and the technical and commercial viability of the project. It also identified potential opportunities to further enhance the technical and commercial aspects of the project. These include metallurgical testwork that has the potential to reduce the capital cost and improve returns. A program of testwork has commenced with the objective to increase the molybdenum-rhenium concentrate grade.

Mount Elliott

The Mount Elliott scoping study was released in April 2012. The study focused on two elements of the mineralized system: the Mount Elliott open pit (incorporating the original Mount Elliott underground mine) and the SWAN high-grade zone.

Drilling to further define the high-grade portions of the SWAN zone within the Mount Elliott project commenced in early October 2012 and progressed through Q4’12. The additional drilling combined with further geological analysis is planned to update the Mount Elliott mineral resource model. This work is in line with the program of works outlined in the Mount Elliott scoping study completed in April 2012.

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Regional exploration

In north-western Queensland, Ivanhoe Australia has a 100% interest in 30 granted Mining Leases (MLs) with a total area of 109 square kilometres and two ML applications (11 square kilometres). It has 44 granted Exploration Permits for Minerals (EPMs) with a total area of 5,686 square kilometres, including joint ventures, and three EPM applications (601 square kilometres). The granted EPMs include 12 EPMs in the Ivanhoe / Exco joint venture (423 square kilometres) and two EPMs in the Ivanhoe / Goldminco joint venture (70 square kilometres).

On November 27, 2012, Ivanhoe Australia announced that it had finalized its acquisition of a 51% interest in some of Emmerson Resources Limited’s tenements in the Tennant Creek Region in the Northern Territory of Australia. Following this acquisition, Ivanhoe Australia has a 51% interest in 30 granted Exploration Licences (ELs) with a total area of 2,270 square kilometres, three EL applications (129 square kilometres), 121 granted Mineral Claims (23 square kilometres), 224 granted Mineral Leases (61 square kilometres), six Mineral Lease applications (1.5 square kilometres) and two Mineral Authorities (19 square kilometres).

Equity entitlement offer

On November 21, 2012, Ivanhoe Australia announced the launch of a 3-for-10 accelerated, non-renounceable rights issue (Entitlement Offer) to raise up to A$80 million.

The institutional component of the Entitlement Offer was completed on November 23, 2012, raising gross proceeds of approximately A$74.7 million from the issue of approximately 155.7 million ordinary shares at A$0.48 per share. The Company was supportive of the Entitlement Offer and subscribed for A$40 million. The institutional component of the Entitlement Offer, excluding the Company’s participation, was underwritten.

The retail component of the Entitlement Offer was completed on December 19, 2012, raising gross proceeds of approximately A$0.8 million from the issue of approximately 1.7 million shares at A$0.48 per share.

In total, gross proceeds of approximately A$75.5 million were raised via the Entitlement Offer. Net proceeds, as well as operating cash flows, are intended to be used to repay and terminate the working capital facility provided by the Company in August 2012 (see below); fund infrastructure at, and completion of, the Starra 276 mine ramp-up; provide a special exploration and development reserve; fund working capital and provide funds for general corporate purposes.

In February 2013, Ivanhoe Australia successfully placed the shortfall from the 2012 Entitlement Offer. The shortfall shares from the placement were issued at the Entitlement Offer price of A$0.48 per share. Ivanhoe Australia issued approximately 9.3 million shares and received proceeds of approximately A$4.5 million. As a result of the shortfall placement, Turquoise Hill’s ownership in Ivanhoe Australia was reduced from 57.3% to 56.5%

Working capital facility

In Q3’12, the Company provided a secured, twelve-month working capital facility to Ivanhoe Australia of up to $50 million. In August 2012, Ivanhoe Australia drew down $20 million from the facility and a further $11 million was drawn in October 2012.

Outstanding amounts drawn under the working capital facility were repaid during Q4’12 and the facility was terminated.

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Sale of Exco Resources shares

On August 23, 2012, Ivanhoe Australia announced the sale of approximately 24.3 million shares of its holding in Exco Resources Ltd. (Exco) to Washington H. Soul Pattinson & Company Limited (WHSP) for cash consideration of approximately A$4.6 million (A$0.19 per share).

Ivanhoe Australia had also advised WHSP that it intended to accept WHSP’s revised takeover offer of A$0.265 per share for its remaining 55.0 million Exco shares, in the absence of a superior offer.

On November 12, 2012, WHSP advised Exco shareholders that it had accumulated a 90% interest in Exco and would proceed with a compulsory acquisition of the remaining shares in Exco. Ivanhoe Australia received cash consideration of approximately A$14.6 million from the sale of its remaining 55.0 million shares in Exco. WHSP announced that it had completed compulsory acquisition of Exco on December 28, 2012.

New managing Director and CEO

Bob Vassie was appointed as Managing Director and CEO on January 14, 2013. Mr Vassie replaced Ines Scotland who stepped into the role in June 2012 on an interim basis.

KYZYL GOLD PROJECT

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Turquoise Hill owns 50.0% of Altynalmas at March 25, 2013 (December 31, 2012: 50.0%).

Binding agreement signed for sale of stake in Altynalmas

On February 13, 2013, Turquoise Hill announced that it had signed a binding agreement with Sumeru Gold BV for the sale of Turquoise Hill’s 50% interest in Altynalmas for total cash consideration of $300 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities. The transaction is expected to close in Q2’13.

Drilling program completed

The drilling activities at the Kyzyl Gold Project were completed on July 29, 2012. A total of 22,330 metres was drilled during 2012, all on Bakyrchik Exploration Licence No. 27. In 2013, the geology team is expected to continue work on upgrading the resources on the licence to meet the Kazakhstan State Commission for Mineral Reserves reserve definitions, with the objective of converting the exploration licence to a mining licence.

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Project development

In February 2012, Turquoise Hill and Altynalmas released the results of an independent feasibility study of the Kyzyl Gold Project. The feasibility study encompassed the redevelopment of the Bakyrchik underground mine, the construction of a new processing plant incorporating fluidized-bed ore-roasting technology and supporting mine infrastructure.

In September 2012, Altynalmas formed a new project team in Kazakhstan to investigate alternative development paths, including the preparation of a feasibility study using alternate processing technologies. This feasibility study is expected to be completed in 2013.

CORPORATE ACTIVITIES

On February 20, 2013, the Company’s Board of Directors accepted the resignation of director Andrew Harding and appointed Jean-Sébastien Jacques to the board.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Kendall Cole-Rae, B.Sc (Geology), an employee of Rio Tinto, registered member of the Society for Mining, Metallurgy and Exploration (SME #4138633) and a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
($ in millions of dollars, except per share information)	2012	2012	2012	2012
Revenue	$41.6	$23.8	$28.2	$40.2
Cost of sales	(70.8)	(57.2)	(49.7)	(30.4)
Exploration, evaluation and other operating expenses	(131.7)	(55.3)	(65.1)	(76.8)
General and administrative	(23.7)	(18.3)	(81.0)	(31.5)
Financing costs	—	—	(164.4)	—
Foreign exchange gains (losses)	(7.9)	13.9	(8.7)	9.9
Change in fair value of derivative	—	176.2	18.5	—
Change in fair value of embedded derivatives	0.6	12.9	26.8	(0.8)
Net (loss) income from continuing operations attributable to parent	(182.4)	114.3	(285.9)	(80.6)
(Loss) income from discontinued operations attributable to parent	—	—	—	—
Net (loss) income attributable to parent	(182.4)	114.3	(285.9)	(80.6)
Basic (loss) income per share attributable to parent
Continuing operations	($0.18)	$0.12	($0.35)	($0.10)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	($0.18)	$0.12	($0.35)	($0.10)
Diluted (loss) income per share attributable to parent
Continuing operations	($0.18)	$0.12	($0.35)	($0.10)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	($0.18)	$0.12	($0.35)	($0.10)

	Dec-31	Sep-30	Jun-30	Mar-31
	2011	2011	2011	2011
Revenue	$51.0	$60.5	$47.3	$20.2
Cost of sales	(60.8)	(54.0)	(49.7)	(20.3)
Exploration, evaluation and other operating expenses	(88.2)	(79.6)	(68.6)	(46.2)
General and administrative	(34.6)	(21.4)	(19.5)	(25.3)
Foreign exchange gains (losses)	13.3	(35.6)	2.3	3.2
Change in fair value of derivative	—	—	—	(432.5)
Change in fair value of embedded derivatives	10.8	62.1	70.4	(36.8)
Gain on settlement of note receivable	—	103.0	—	—
Net (loss) income from continuing operations attributable to parent	(85.8)	16.4	0.6	(492.5)
(Loss) income from discontinued operations attributable to parent	—	(9.1)	—	—
Net (loss) income attributable to parent	(85.8)	7.3	0.6	(492.5)
Basic (loss) income per share attributable to parent
Continuing operations	($0.04)	$0.02	$0.00	($0.73)
Discontinued operations	$0.00	($0.01)	$0.00	$0.00
Total	($0.04)	$0.01	$0.00	($0.73)
Diluted (loss) income per share attributable to parent
Continuing operations	($0.04)	$0.02	$0.00	($0.73)
Discontinued operations	$0.00	($0.01)	$0.00	$0.00
Total	($0.04)	$0.01	$0.00	($0.73)

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About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; statements regarding the Company’s outlook for 2013; planned expenditures and projections regarding the Company’s ability to meet its obligations; anticipated financing arrangements; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi mine; the statement that the memorandum of agreement is expected to cover the project capital requirements for the Oyu Tolgoi mine for the next several years; the statement that the commercial production is expected by the end of Q2’13 subject to the resolution of the issues being discussed with the Government of Mongolia; the statement that the Company anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013; the statement that Shaft #5 pre-sinking is expected to commence in April 2013; statements regarding the final depth of Shaft #5; the statement that road work being suspended for the winter should not impact the transporting of concentrate to the border; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi mine; statements concerning the underground feasibility study expected release date in the first half of 2014; statements related to the expected final phase-one capital costs of the Oyu Tolgoi mine; initial production estimates; the Oyu Tolgoi mine’s anticipated production of copper and gold; statements regarding the aim of raising $3 billion to $4 billion in project financing and the anticipation that the funding will occur in first half of 2013; the statement that ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan; the statement that Oyu Tolgoi plans to complete a focused and structured review of the study work to support future capital approvals; the statement that actual operating data for the Oyu Tolgoi mine is expected to be incorporated into the feasibility study; the statement regarding the infill drilling program at Hugo North Lift 1; statements regarding the strategy of the Oyu Tolgoi exploration program; statements regarding drilling at Heruga North; statements that drilling expenditure at Oyu Tolgoi will be significantly reduced compared to recent years; the statement that the DCHF is anticipated to reduce screening costs and improve yield recoveries; the statement that the Ovoot Tolgoi 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility; mining plans and production forecasts for the coal mine at Ovoot Tolgoi, including the statement concerning the expectation that wash coal generally will meet semi-soft coking coal specifications; the statement that the expanded border crossing is expected to increase capacity to approximately 20 million tonnes or more of coal per year; the statements concerning the impact of SouthGobi’s restrictions on the use of in-country funds in Mongolia; the statement that while the IAAC orders restrict the use of SouthGobi’s in-country funds pending the outcome of the investigation, they are not

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expected to have a material impact on SouthGobi’s activities in the short term, although they could create operational difficulties for SouthGobi in the medium to long term; the statement that SouthGobi intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course; the statements that the investigations could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Company, or any of the current or former employees of the foregoing and the statement that the likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on the Company; the statements concerning the possibility of the acceleration of ICSID arbitration proceedings; the statements concerning the cost savings expected as a result of Ivanhoe Australia’s strategic review; the statements concerning Ivanhoe Australia’s cash flows and need for additional funds to develop its projects; statements concerning expected 2013 mine production from the Osborne operation’s mines; the statement that the sale of the Company’s interest in Altynalmas is expected to close in Q2’13; statements concerning the objective of upgrading the resources on the Kyzyl Gold Project exploration licence to a mining licence; the statement that the preparation of a feasibility study using alternate processing technologies in Kazakhstan is expected to be completed in 2013; statements regarding SouthGobi’s future liquidity; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; statements concerning costs of remediation of the Company’s existing assets; statements regarding the Company’s anticipated production level and production milestones; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 25 March 2013	By:	/s/ Dustin Isaacs
DUSTIN S. ISAACS
General Counsel &
Corporate Secretary